SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June 2012

Eni S.p.A.
(Exact name of Registrant as specified in its charter)

Piazzale Enrico Mattei 1 - 00144 Rome, Italy
(Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒                    Form 40-F ☐

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2b under the Securities Exchange Act of 1934.)

Yes ☐                    No ☒

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):               )

Notice of Shareholders’ Meeting July 2012

Report of the Board of Directors to the Shareholders’ Meeting (July 2012)

Press Release dated June 15, 2012

Press Release dated June 20, 2012

Press Release dated June 20, 2012

Press Release dated June 28, 2012

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorised.

Eni S.p.A.

Name: Antonio Cristodoro
Title:	Head of Corporate Secretary’s Staff Office

Date: June 30, 2012

Notice of Shareholders’ Meeting

Shareholders of Eni S.p.A. (hereinafter "Eni" or "Company") are hereby invited to attend the Extraordinary and Ordinary Shareholders’ Meeting, which will be held in Rome, Piazzale Enrico Mattei, 1, 00144 (pedestrian entrance on Passeggiata del Giappone), on July 16, 2012 at 10:00 a.m. (CET) on single call, to discuss and decide on the following:

Agenda

Extraordinary Part
1. Cancellation of Eni treasury shares, without reduction of the share capital, subject to elimination of the par value of the shares and consequent amendments to article 5.1 of the By-laws; related and consequent resolutions.

Ordinary Part
1. New buy-back plan of Eni shares; related and consequent resolutions.

Right to attend and to vote at the Shareholders’ Meeting
Pursuant to Article 83-sexies of Italian Legislative Decree no. 58 of February 24, 1998 (Consolidated Law on Finance, hereinafter "T.U.F.") and Article 13.2 of the By-laws, entitled to attend the Shareholders’ Meeting are those on behalf of whom the intermediary – authorized pursuant to applicable regulations – has sent to the Company the statement certifying the entitlement to the relative right, at the end of the seventh trading day prior to the date of the Shareholders’ Meeting on single call (July 5, 2012 - record date). The statement must be received by Eni by the end of the third trading day (July 11, 2012) prior to the date scheduled for the Shareholders’ Meeting. The right to attend and to vote in the Shareholders’ Meeting remains even if the statement is received by the Company after the deadline indicated above, as long as it is received by the opening of the Shareholders’ Meeting. Those who become shareholders only after the record date shall not be entitled to attend and to vote at the Shareholders’ Meeting. Please note that the statement is sent to Eni by the intermediary upon request of the person entitled to the right. Those entitled to vote are required to give instructions to the intermediary that keeps the related accounts to send the aforementioned statement to the Company. Any requests for prior notice or expense aimed at fulfilling the duties of the intermediary are not ascribable to the Company. In order to attend the Shareholders’ Meeting, shareholders holding shares not yet in dematerialized form, shall previously deliver these shares to an authorized intermediary, who will have them dematerialized in the Central Depository System, and shall then request the abovementioned statement of attendance.

Right to ask questions prior to the Shareholders’ Meeting
Pursuant to Article 127-ter of the T.U.F., shareholders may ask questions on items on the agenda prior to the Shareholders’ Meeting: the questions must be received by the Company within July 13, 2012 in office hours (CET); the Company does not guarantee an answer to the questions received after that deadline. The questions may be sent: a) by mail at the following address:

Eni S.p.A.
Segreteria Societaria
(Domande Assemblea luglio 2012)
Piazzale Enrico Mattei, 1
00144 Rome - Italy

b) by fax addressed to the Eni Corporate Secretary’s Office (Segreteria Societaria) at +39 06 598 22 233, c) by e-mail at the address segreteriasocietaria.azionisti@eni.com, or d) through the appropriate section of the Company’s website. The interested parties must provide the information and documentation certifying the entitlement to the right, in compliance with the procedures specified in the website. Questions received within the aforementioned deadline shall be answered at the latest during the Shareholders’ Meeting. The Company shall provide a single answer to questions having the same content. No reply is due when the requested information is available in "question and answer" form in the appropriate section of the Company’s Internet website.

Addition of items to the agenda of the Shareholders’ Meeting
Pursuant to Article 126-bis of the T.U.F. and in accordance with the provisions of Article 13.1 of the By-laws, the Shareholders who, severally or jointly, represent at least one fortieth of Eni share capital, may ask, within ten days from the date of publication of this notice, to add other items to the agenda. The request shall contain the matters to be proposed to the Shareholders’ Meeting. Matters upon which, according to law, the Shareholders’ Meeting must resolve upon a proposal of the Directors or on the basis of a project or report of the Directors other than the report on the items in the agenda, may not be added to the agenda. The requests must be submitted in writing and addressed to the Company’s registered office by recorded delivery letter with advice of delivery. Moreover, a report on the proposed issues must be presented by the shareholders requesting the addition of items, within the same deadline. Any further information is available on the Company’s Internet website.

How to vote by proxy
Pursuant to Article 135-novies of the T.U.F. and Article 14.1 of the By-laws, parties entitled to vote may appoint a representative in the Shareholders’ Meeting, in the manner specified by the law. The proxy may be notified to the Company: a) by mail, at the following address:

Eni S.p.A.
Segreteria Societaria
(Delega Assemblea luglio 2012)
Piazzale Enrico Mattei, 1
00144 Rome - Italy

b) by fax to the Eni Corporate Secretary’s Office (Segreteria Societaria) at +39 06 598 22 233, or c) through the appropriate section of the Company’s Internet website, according to the procedures specified therein. The proxy and related voting instructions can be revoked at any time. A proxy form is available on the Company’s Internet website and at the Company’s registered office.

Shareholders’ Representative designated by the Company
Pursuant to Article 135-undecies of the T.U.F. and Article 14.5 of the By-laws, the Company has designated Mr Dario Trevisan from Studio Legale Trevisan & Associati as the representative to whom shareholders may confer the proxy free of charge, with voting instructions on all or part of the proposals on the agenda. In this case, the proxy must be conferred by signing the related proxy form available on the Company’s Internet website or at the Company’s registered office. The form must be mailed to the following address and received within July 12, 2012:

Mr Dario Trevisan
Studio Legale Trevisan & Associati
Viale Majno n. 45
20122 Milan - Italy

The proxy and related voting instructions can be revoked within the above-mentioned deadline. The proxy shall not be valid for proposals for which no voting instructions have been provided. For any further information, please visit the Company’s website. Shareholders’ Representative is available for further clarifications at toll-free number 800 134 679 and at the e-mail address info@rappresentante-designato.it.

How to vote by mail
Pursuant to Article 127 of the T.U.F. and Article 14.3 of the By-laws, voting may also be exercised by mail in accordance with the applicable regulations. The "Vote by Mail Form", which will be available on the Company’s website or at the Company’s registered office, may also be mailed by the Corporate Secretary’s Office to any Shareholders who request it, together with the relative envelope. The "Vote by Mail Form" – duly filled in and signed – must be mailed to the Corporate Secretary’s Office at the following address, and received within the day before the Shareholders’ Meeting:

Eni S.p.A.
Segreteria Societaria
(Voto per corrispondenza Assemblea luglio 2012)
Piazzale Enrico Mattei, 1
00144 Rome - Italy

For those who wish to use the voting form available on the website, the related procedure for sending the form is specified on the website. Voting forms received after the fixed deadline or lacking the relative signature, shall not be counted in the initial or the voting quorum of the Shareholders’ Meeting. The vote by mail is exercised directly by the owner of the voting right and is expressed separately for each of the resolutions proposed. The vote may be revoked by written statement notified to the Company at least the day before the Shareholders’ Meeting, or following an express statement issued by the interested party during the course of the Shareholders’ Meeting.

Information regarding ADRs holders
Beneficial Owners of ADRs, listed on the New York Stock Exchange, each ADR representing two Eni ordinary shares, who are recorded in Eni ADRs register of The Bank of New York Mellon, ADRs Depositary, by June 15, 2012 will be entitled to participate in the Meeting, delegate the exercise of their voting right or to exercise votes by mail, after having complied with the deposit and registration requirements contained in "Eni ADR Deposit Agreement"; Beneficial Owners who have taken advantage of Proxy Vote or Vote by Mail options are also entitled to attend the Meeting upon written request to be made to The Bank of New York Mellon.

Request for information and Internet website of the Company
Any further information related to the Shareholders’ Meeting and, in particular, on the procedures for exercising rights, can be obtained by visiting the Company’s website – www.eni.com – or by writing to the email address segreteriasocietaria.azionisti@eni.com. In addition, the following numbers may be called:
• Toll-Free Number: 800 940 924 – from Italy only.
• Toll-Free Number: + 800 112 234 56 – from outside Italy.
• Fax number: +39 06 598 22 233.

Information documents
The documentation relative to the items on the agenda, the full texts of the resolution proposals – together with the explanatory reports requested by the applicable law – and the other information specified in Article 125-quater of the T.U.F., will be available to the public – in accordance with the terms of the law – at the Company’s registered office, at Borsa Italiana S.p.A. and on the Company’s website www.eni.com, section "Shareholders’ Meeting".

***

Any experts, financial analysts and journalists who wish to be present at the Shareholders’ Meeting must submit an appropriate request – by mail or fax at +39 06 598 22 233 – to Eni Corporate Secretary’s Office (Segreteria Societaria) within July 12, 2012.
Those who are entitled to attend the Shareholders’ Meeting are invited to arrive before the scheduled starting time of the Meeting, so as to facilitate admission procedures; registration operations shall be carried out at the venue of the Shareholders’ Meeting starting from 9:00 (CET).

The Chairman of the Board of Directors
Giuseppe Recchi

Extraordinary and Ordinary Shareholders' Meeting on July 16, 2012, on single call

Report of the Board of Directors on the items of the agenda

1 - Cancellation of Eni treasury shares, without reduction of the share capital, subject to the elimination of the par value of the shares and consequent amendments to Article 5.1 of the By-laws; related and consequent resolutions.

Dear Shareholders,

You have been called to this Extraordinary Shareholders' Meeting to examine and approve the proposal to cancel 371,173,546 treasury shares in the portfolio, subject to the elimination of the par value of the shares, and consequent amendments to Article 5.1 of the By-laws.

In particular, the proposal is to eliminate the par value of the ordinary shares (currently equal to euro 1.00 per share) so that, after cancelling the treasury shares, the share capital won’t be reduced and will be represented by fewer shares which will have undergone an automatic increase in their accountable par.

The elimination of the par value of the shares makes it possible to simplify methods of carrying out future transactions involving Company’s share capital (such as a free capital increase or capital reduction) and shares (such as share split or reverse split) since there is no fixed connection between the share capital amount and the number and value of the shares.

Following the approval of the proposal to eliminate the par value of the shares, the By-laws will exclusively indicate the share capital and the number of ordinary shares. Pursuant to Article 2346, third paragraph, of the Italian Civil Code, shareholding will be expressed as the ratio between the number of shares held and the total number of shares issued, without prejudice to the fact that the shareholding will, in any case, refer to shares for which the par value is not expressed, but which can be determined by dividing the total amount of the share capital by the total number of shares issued (the so-called "implicit accountable par value").

More specifically, in reference to the proposal to cancel 371,173,546 treasury shares in the portfolio, note that, on March 31, 2012, the Company held a total number of 382,607,833 treasury shares in the portfolio, equal to 9.55% of the Company’s share capital, acquired on the basis of the authorisation granted, pursuant to Article 2357 of the Italian Civil Code and Article 132 of Italian Legislative Decree No. 58 of February 24, 1998, by the Ordinary Shareholders' Meeting, with resolutions on June 6, 2000, June 1, 2001, May 30, 2002, May 30, 2003, May 28, 2004, May 27, 2005, May 25, 2006, May 24, 2007, and April 29, 2008, for an average accounting value of euro 17.648

The Italian text prevails over the translation into English.

per share; in connection with the acquisition of these treasury shares, the prescribed reserve, unavailable for distribution was established pursuant to Article 2357-ter, paragraph 3, of the Italian Civil Code. On the same date, excluding the remaining shares bound by stock option plans approved by the Shareholders’ Meeting or to be assigned to former shareholders of Snam S.p.A. (a company incorporated by Eni S.p.A. in 2002), 371,173,546 shares were available, with an average book value of euro 17.572. The above-cited number of available shares has not been further reduced after that date.

Pursuant to the above-cited resolutions of the Shareholders' Meetings, the current treasury shares cannot be used for any purpose without specific authorisation from the shareholders, with the exception of the part already subject to a destination (e.g. share-based incentive plans).

As there is no current possibility of using the treasury shares in the portfolio that are not bound to a specific destination, nor is it conceivable in the short term, the Board of Directors considers it appropriate to cancel the above-cited number of treasury shares, in accordance with the methods illustrated above.

The separate request for the Shareholders' Meeting to approve the buy-back plan of Company’s shares pursuant to the specific item on the agenda for the ordinary part of the Shareholders’ Meeting strengthens further the policy of value increasing for the shareholders.

Through the elimination of the par value, the cancellation of the treasury shares becomes a simple accounting operation, moving to reduce the "Reserve for the Treasury Shares" in the amount of euro 6,522,134,003.13, determined on the basis of the figures in the accounts as of March 31, 2012, and elimination of an equal amount from the corresponding item "Treasury Shares".

Eni's S.p.A. share capital, currently equal to euro 4,005,358,876.00 therefore will not be reduced. The number of issued shares will be reduced from 4,005,358,876 to 3,634,185,330. The accountable par value of the residual 3,634,185,330 shares constituting the share capital will go from euro 1.00 to euro 1.102.

After closing the financial statements for the period to December 31, 2011, the Company's economic performance will not lead to any substantial changes in the value of shareholders' equity.

Following the approval of the proposal to eliminate the par value of the shares and to cancel 371,173,546 treasury shares in the portfolio, the following changes will be seen, in percentage terms, in the relevant shareholdings as of May 30, 2012, defined on the basis of the available information and of the communications received pursuant to art. 120 of the Italian Legislative Decree No. 58 of February 24, 1998 ("TUF") and of Consob Regulation No. 11971/1999 as subsequently amended:

Shareholder	Percentage of current capital (4,005,358,876 shares)	Percentage of capital after cancellation (3,634,185,330 shares)
Cassa depositi e prestiti S.p.A.	26.37%	29.06%
Ministry of Economy and Finance	3.93%	4.34%

The Italian text prevails over the translation into English.

Eni S.p.A. (treasury shares)	9.55%	0.31%
BNP Paribas Group (1)	2.29%	2.52%
Blackrock Inc. Group (1)	2.68%	2.95%

(1) Defined on the basis of the communications received pursuant to art. 120 of the Italian Legislative Decree No. 58/1998 and of Consob Regulation No. 11971/1999 as subsequently amended.

Upon approval of the proposal to eliminate the par value of the shares and to cancel 371,173,546 treasury shares in the portfolio, there follows the amendments to Article 5.1 of the By-laws, with the elimination of the reference to the par value of the shares and the amendment of the number of shares that constitute the Company’s share capital (while the clauses contained in Article 5.2 and 5.3 remain unchanged and are hence omitted).

The texts of the current Article 5.1 of the By-laws and of the proposed amendment are presented below.

TEXT CURRENTLY IN FORCE	PROPOSED TEXT
ART. 5	ART. 5
5.1 The Company’s share capital is equal to euro 4,005,358,876.00 (four billion five million three hundred and fifty-eight thousand eight hundred and seventy-six), represented by 4,005,358,876 (four billion five million three hundred and fifty-eight thousand eight hundred and seventy-six) ordinary shares with a par value of euro 1.00 (one) each.

(the rest unchanged)

5.1 The Company’s share capital is equal to euro 4,005,358,876.00 (four billion five million three hundred and fifty-eight thousand eight hundred and seventy-six), represented by 3,634,185,330 (three billion six hundred and thirty four million one hundred and eighty five thousand three hundred and thirty) ~~4.005.358.876 (four billion five million three hundred and fifty-eight thousand eight hundred and seventy-six)~~ ordinary shares without ~~a par value of euro 1.00 (one) each~~ indication of par value.

(the rest unchanged)

The Board reminds that the effectiveness of the interconnected above-cited resolutions is subordinate to their registration in the relevant Company Register pursuant to Article 2436, paragraph 5, of the Italian Civil Code.

The Board believes that the proposed amendment to the By-laws do not trigger the right of withdrawal for shareholders pursuant to Article 2437 of the Italian Civil Code.

* * * * *

Dear Shareholders,

The Italian text prevails over the translation into English.

All thus stated, we invite you to approve the following resolution:

"The Extraordinary Shareholders' Meeting, having examined the Report of the Board of Directors,

resolves

1) to eliminate – taking into account Articles 2328 and 2346 of the Italian Civil Code – the par value of all the ordinary shares representing the Company’s share capital, currently equal to euro 1.00 (one and zero cents) each, as specified in Article 5.1 of the By-laws, with the consequence that the par value of the shares will not be expressed;
2) to cancel 371,173,546 (three hundred and seventy-one million one hundred and seventy-three thousand five hundred and forty-six) treasury shares without par value – following that resolved above – without changing the amount of the share capital and reducing the "Reserve to Purchase Treasury Shares" by the amount of euro 6,522,134,003.13 (six billion five hundred and twenty-two million one hundred and thirty-four thousand and three and thirteen cents) (equal to the carrying value of the cancelled shares);
3) to amend Article 5.1 of the By-laws as follows:
"5.1 The Company’s share capital is equal to euro 4,005,358,876.00 (four billion five million three hundred and fifty-eight thousand eight hundred and seventy-six), represented by 3,634,185,330 (three billion six hundred and thirty-four million one hundred and eighty-five thousand three hundred and thirty) ordinary shares without indication of par value."

4) to grant the Chief Executive Officer all the widest powers so that, including through proxies and in observance of the terms and procedures provided for by law, he shall execute this resolution as well as make, when necessary, formal additions, amendments or cancellations for the registration in the relevant Company Register, and shall do all else necessary and appropriate for the success of the operation."

* * * * *

2 – New buy-back plan of Eni shares; related and consequent resolutions.

Dear Shareholders,

presuming the approval of the resolution of the extraordinary part you have been convened to the Ordinary Shareholders' Meeting to examine and approve the proposal to authorise a new buy-back plan of Eni S.p.A. ("Company") shares pursuant to Article 2357 of the Italian Civil Code and Article 132 of "T.U.F.", with the methods pursuant to Article 144-bis, of the "Issuers’ Regulations", in the terms and methods specified below.

1. Reasons for which authorisation to acquire treasury shares is requested.

The purchase of treasury shares represents an effective and flexible management tool to increase value for shareholders over time in line with the remuneration policies of the other major oil companies.

2. Maximum number, class and par value of the shares to which the authorisation refers.

The authorisation is requested for the purchase, even in multiple tranches, of Eni S.p.A. ordinary shares, up to a maximum number of 363 million shares, corresponding to approximately 9.9885%

The Italian text prevails over the translation into English.

of the shares remaining after the cancellation of the treasury shares pursuant to the item above described.

It is specified that, as of March 31, 2012, Eni's share capital is equal to euro 4,005,358,876.00, represented by a total number of 4,005,358,876 ordinary shares with a par value of euro 1.00 each and that the treasury shares number 382,607,833, equal to 9.55% of the share capital. After the resolution to eliminate the par value of the shares and to cancel 371,173,546 treasury shares, pursuant to the item on the extraordinary agenda has become effective, Eni’s Share capital will be equal to euro 4,005,358,876.00, represented by 3,634,185,330 ordinary shares without indication of par value and treasury shares will correspond to the 0.31% of the share capital .

Eni's subsidiaries do not hold shares in the Company.

3. Useful information for the purpose of a thorough assessment of compliance with provisions of Article 2357, paragraph 3, of the Italian Civil Code.

As indicated in Section 2, at any time the maximum number of treasury shares held by Eni S.p.A., also taking into account any ordinary shares that may be held by subsidiaries, must never exceed the maximum limit established by the pro tempore applicable regulations. In order to guarantee respect of the limits under the law, appropriate measures will be taken in each case to ensure timely and complete information regarding the shareholdings of Eni S.p.A.'s subsidiaries.

For the purchase in question, the intention is to allocate a total amount of euro 6,000,000,000.00 (six billion and zero cents) to a specific reserve destined for the purchase of treasury shares formed by using the existing budgetary reserves in a greater amount as of the date of this Report which can be used for the above-cited purpose, and specifically: (a) in their entire amount, the "Shareholders' equity adjustment reserve" Law No. 292/93 (403 million euro) and the "Merger reserve" (647 million euro), and (b) the "Available reserves" for 4,950 million euro.

The purchase of treasury shares will therefore take place through the utilisation of the above mentioned reserves and hence within the limits of the available reserves seen in the last Financial Statements and, at the time of each acquisition, the necessary accounting entries will be made in observance of the provisions of law and the applicable accounting principles.

4. Duration for which the authorisation is requested.

The authorisation to purchase treasury shares is requested for a period of eighteen months, beginning from the relative resolution of the Ordinary Shareholders' Meeting. The Board of Directors may proceed to purchase treasury shares, one or more times and at any time, in the amount and times freely determined in respect of the applicable regulations, with the speed held to be appropriate for the interests of the Company. Once the approval of the shareholders' meeting has been obtained, the Board will only initiate the program following the launch of the 2013-2016 Strategic Plan which is expected in the first quarter of 2013.

5. Minimum and maximum price for the treasury shares to be purchased.

Purchases of treasury shares shall be carried out in respect of the operating conditions established for market practices inherent to the acquisition of treasury shares, admitted by Consob pursuant to Article 180, paragraph 1, letter c) of the T.U.F. with Resolution No. 16839 of March 19, 2009, as well as EC Regulation No. 2273/2003 of December 22, 2003, when applicable, without prejudice to

The Italian text prevails over the translation into English

the fact that the unit price cannot in any case be lower than the minimum of euro 1.102 (one euro and one hundred and two cents), corresponding to the accountable par value of the share after the approval of the resolution to eliminate the par value of the shares and to cancel the treasury shares in the portfolio pursuant to the item on the Extraordinary Shareholders' Meeting agenda and not greater than the reference price recorded on the trading day before each individual purchase operation, increased by 5%.

6. Methods by which the acquisitions shall be carried out.

The acquisitions shall be carried out on the MTA (Mercato Telematico Azionario of Borsa Italiana S.p.A.) in respect of Article 144-bis, paragraph 1, letter b) of Issuers’ Regulations and the provisions in any case applicable, so as to allow respect for equal treatment of shareholders as envisaged in Article 132 of the T.U.F., and hence on regulated markets, in accordance with the operating methods established in the organisation and management regulations for the markets, which do not allow for direct combination of trading purchasing proposals with predetermined trading sales proposals.

***

Dear Shareholders, we invite you to approve the following resolution:

"The Ordinary Shareholders' Meeting, having examined the Report of the Board of Directors,

resolves

1) to authorise the Board of Directors, pursuant to Article 2357, second paragraph of the Italian Civil Code, to purchase on the Mercato Telematico Azionario – in one or more transactions and in any case within 18 (eighteen) months from the date of this resolution – up to a maximum number of 363,000,000 (three hundred and sixty-three million) ordinary Eni shares, for a price of no less than euro 1.102 (one and one hundred and two cents) and not more than the official price listed on Borsa Italiana recorded for the shares in the trading day prior to each individual transaction increased by 5% and in any case up to a total amount of euro 6,000,000,000.00 (six billion and zero cents) in accordance with the operating methods established in the organisation and management regulations of Borsa Italiana S.p.A. In order to respect the limit envisaged in the third paragraph of Article 2357 of the Italian Civil Code, the number of shares to be acquired and the relative amount shall take into account the number and amount of Eni shares already held in the portfolio;

2) to attribute as of now the total amount of euro 6,000,000,000.00 (six billion and zero cents) to a specific reserve destined for the purchase of treasury shares, formed by using equal amounts from available budgetary reserves;

3) to grant the Chief Executive Officer all the widest powers to execute this resolution, including through the use of proxies, including the possible assignment of tasks to intermediaries authorised pursuant to law and with the right to nominate special proxies, with the speed held to be appropriate for the interests of the Company, in accordance with that allowed under the regulations in effect, with the methods envisaged in article 144-bis, paragraph 1, letter b) of Consob Regulation 11971/1999, as amended, taking into account market practices inherent to the acquisition of treasury shares admitted by Consob pursuant to Article 180, paragraph 1, letter c) of the T.U.F., with Resolution No. 16839 of March 19, 2009, as well as EC Regulation No. 2273/2003 of December 22, 2003, when applicable".

The Italian text prevails over the translation into English.

* * * * *

For the Board of Directors
The Chairman

Rome, May 30, 2012

The Italian text prevails over the translation into English.

Eni: contract for the sale of 30% less one share in Snam to Cassa Depositi e Prestiti finalized

San Donato Milanese (Milan), June 15, 2012 - Eni, in line with what approved by the Board of Directors on May 30, 2012, has formalized the contract for the sale of 30% less one share of the outstanding shares of Snam SpA to Cassa Depositi e Prestiti SpA.

As previously announced to the market, the agreement is based on a fixed price per Snam share of Euro 3.47 per share. The closing of the transaction could occur on or after October 15, 2012 and is subject to certain conditions precedent including, in particular, antitrust approval, as stated in the disclosure document published on June 6, 2012 and prepared pursuant to Article 5 of Consob Regulation 17221/2010 and Article 71 of Regulation 11971/1999.

Company Contacts:

Press Office Tel.: +39.0252031875 - +39.06598232030
Freephone for shareholders (from Italy): 800940924
Freephone for shareholders (from abroad): +39. 800 11 22 34 56
Switchboard: +39-0659821

ufficio.stampa@eni.com
segreteriasocietaria.azionisti@eni.com
investor.relations@eni.com

Web site: www.eni.com

Eni: fixed rate bond offering

San Donato Milanese (Milan), June 20, 2012 - Eni has mandated Banca IMI SpA, BBVA, Deutsche Bank AG, The Royal Bank of Scotland plc, Société Générale as Joint Bookrunners for its upcoming fixed rate Euro benchmark size 7-year bond offering.

The bond is issued within the framework of the Euro Medium Term Notes programme and in accordance with the resolution adopted by Eni’s Board of Directors on March 15, 2012. The issuance aims at maintaining a well-balanced financial structure between Eni's short and medium-long term debt.

The transaction will be launched subject to market conditions and the offering is restricted to institutional investors only. The bond will be listed on the Luxembourg Stock Exchange.

Eni is rated A2 (outlook negative) by Moody’s and A (outlook negative) by Standard & Poor’s.

Company Contacts:

Press Office Tel.: +39.0252031875 - +39.06598232030
Freephone for shareholders (from Italy): 800940924
Freephone for shareholders (from abroad): +39. 800 11 22 34 56
Switchboard: +39-0659821

ufficio.stampa@eni.com
segreteriasocietaria.azionisti@eni.com
investor.relations@eni.com

Web site: www.eni.com

Eni successfully launched fixed rate Bond

San Donato Milanese (Milan), June 20, 2012 - Eni successfully launched today a fixed rate bond issue for a notional amount of Euro 750 million. The transaction was placed in the international Eurobond market. The bond has a 7 year maturity and pays a fixed annual coupon of 3.75%. The re-offer price is 99.457%.

The bond will be listed on the Luxembourg Stock Exchange. The transaction has been successful both in Italy and abroad, in a market still characterized by high volatility.

Interest by a significant number of high quality institutional investors was mainly due to Eni's credit profile and its excellent reputation.

The notes were bought by institutional investors mainly in France, Germany and Italy.

Company Contacts:

Press Office Tel.: +39.0252031875 - +39.06598232030
Freephone for shareholders (from Italy): 800940924
Freephone for shareholders (from abroad): +39. 800 11 22 34 56
Switchboard: +39-0659821

ufficio.stampa@eni.com
segreteriasocietaria.azionisti@eni.com
investor.relations@eni.com

Web site: www.eni.com

Eni: agreement between Kazakhstan and KPO consortium
becomes effective

San Donato Milanese (Milan), June 28, 2012 - Eni announces that the agreement signed in Astana on December 14, 2011 between the companies of the Karachaganak Petroleum Operating (KPO) consortium and the Kazakh Republic became effective today.

This agreement marks the closure of all pending disputes between the parties, the entry of the Kazakh state company KazMunaiGaz, with a 10% stake issued pro rata by the current partners and KMG’s provision of a CPC oil pipeline with the capacity to transport up to 2 million tons a year. The economic and financial terms that regulate the agreement are concurrent to those previously announced.

KazMunaiGaz’s entrance represents a significant step forward towards strengthening the cooperation between the parties involved in the consortium. In the interim the companies have already started preparatory activities to support future development of the field, which is expected to yield a substantial increase in current production of liquids and gas.

Karachaganak is a giant liquid and gas field with recoverable reserves of 5 bboe. In 2011, production at the Karachaganak field averaged 239 kbbl/d of liquids (64 net to Eni) and 784 mmcf/d of natural gas (231 net to Eni).

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